SCHEDULE 13D
                                 (Rule 13d-101)

        Information to be Included in Statements Filed Pursuant to Rule 13d-1(A) and Amendments Thereto Filed Pursuant to Rule 13d-2(A)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                        VISTA MEDICAL TECHNOLOGIES, INC.
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   928369305
                                 --------------
                                 (CUSIP Number)

                     Ann E. Carey, Business Legal Assistant
                  Howard Rice Nemerovski Canady Falk & Rabkin,
                           A Professional Corporation
                      Three Embarcadero Center, Suite 700
                            San Francisco, CA  94111
                                 (415) 434-1600
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 15, 2004
                               -----------------
                         (Date of Event which Requires
                           Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928369305               SCHEDULE 13D                  Page 2 of 11


1    Names of Reporting Persons              MEDCAP MANAGEMENT & RESEARCH LLC

     IRS Identification Nos. of Above Persons                      94-3411543

2    Check the Appropriate Box if a Member of a Group                 (a) [ ]

                                                                      (b) [ ]
3    SEC USE ONLY

4    Source of Funds                                                       WC

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                       [ ]

6    Citizenship or Place of Organization                            Delaware

  NUMBER OF        7    Sole Voting Power                           4,316,196
    SHARES
 BENEFICIALLY      8    Shared Voting Power                                 0
OWNED BY EACH
  REPORTING        9    Sole Dispositive Power                      4,316,196
 PERSON WITH
                   10   Shared Dispositive Power                            0

11   Aggregate Amount Beneficially Owned by Reporting Person        4,316,196

12   Check Box if the Aggregate Amount in Row 11 Excludes                 [ ]
     Certain Shares

13   Percent of Class Represented by Amount in Row 11                   36.3%

14   Type of Reporting Person                                              IA

CUSIP No. 928369305               SCHEDULE 13D                  Page 3 of 11


1    Name of Reporting Person                            MEDCAP PARTNERS L.P.

     IRS Identification No. of Above Person                        94-3412423

2    Check the Appropriate Box if a Member of a Group                 (a) [ ]

                                                                      (b) [ ]
3    SEC USE ONLY

4    Source of Funds                                                       WC

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                       [ ]

6    Citizenship or Place of Organization                            Delaware

  NUMBER OF        7    Sole Voting Power                           4,104,166
    SHARES
 BENEFICIALLY      8    Shared Voting Power                                 0
OWNED BY EACH
  REPORTING        9    Sole Dispositive Power                      4,104,166
 PERSON WITH
                   10   Shared Dispositive Power                            0

11   Aggregate Amount Beneficially Owned by Reporting Person        4,104,166

12   Check Box if the Aggregate Amount in Row 11 Excludes                 [ ]
     Certain Shares

13   Percent of Class Represented by Amount in Row 11                   34.6%

14   Type of Reporting Person                                              PN

CUSIP No. 928369305               SCHEDULE 13D                  Page 4 of 11


1    Names of Reporting Persons                                 C. FRED TONEY

     IRS Identification Nos. of Above Persons

2    Check the Appropriate Box if a Member of a Group                 (a) [ ]

                                                                      (b) [ ]
3    SEC USE ONLY

4    Source of Funds                                                       WC

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                       [ ]

6    Citizenship or Place of Organization                       United States

  NUMBER OF        7    Sole Voting Power                           4,316,196
    SHARES
 BENEFICIALLY      8    Shared Voting Power                                 0
OWNED BY EACH
  REPORTING        9    Sole Dispositive Power                      4,316,196
 PERSON WITH
                   10   Shared Dispositive Power                            0

11   Aggregate Amount Beneficially Owned by Reporting Person        4,316,196

12   Check Box if the Aggregate Amount in Row 11 Excludes                 [ ]
     Certain Shares

13   Percent of Class Represented by Amount in Row 11                   36.3%

14   Type of Reporting Person                                          IN, HC

CUSIP No. 928369305               SCHEDULE 13D                  Page 5 of 11


Item 1. Security and Issuer

        This Schedule 13D ("Schedule") relates to shares of common stock, with par value $.01 (the "Common Stock"), of Vista Medical Technologies, Inc. (the "Issuer"). The principal executive office of the Issuer is 2101 Faraday Avenue, Carlsbad, CA 92008-7205.

Item 2. Identity and Background

        This Schedule is filed on behalf of MedCap Partners L.P. ("MedCap"), MedCap Management & Research LLC ("MMR") and C. Fred Toney ("Toney"), each of whose principal business office address is 500 Third Street, Suite 535, San Francisco, CA 94107.

        MedCap is an investment limited partnership, whose general partner is MMR. MMR is an investment adviser registered under the laws of the State of California. Toney is MMR's sole managing member.

        None of MedCap, MMR or Toney has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        None of MedCap, MMR or Toney has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        MedCap is a Delaware limited partnership, MMR is a Delaware limited liability company and Toney is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

        The source of funds to make the purchases described in Item 5 (c) was working capital. The total amount of the funds to make the purchases listed in item 5 (c) was $1,245,390.72.

Item 4. Purpose of Transaction.

        The acquisitions of Common Stock were made for investment purposes.

        In connection with MedCap's earlier investment in the Issuer, the Issuer agreed to appoint three designees of MMR to its Board of Directors, so long as such designees were reasonably acceptable to the Board of Directors of the Issuer and the appointment complied with applicable law. Such designees have been appointed to the Board.

        Toney is a member of the Issuer's Board of Directors.

        Except as described above, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 928369305               SCHEDULE 13D                  Page 6 of 11


        (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) Any other material change in the Issuer's business or corporate structure;

        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

        (i) Any action similar to those enumerated above.

     Depending upon market conditions and other factors, the reporting persons may acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer beneficially owned by them.

Item 5. Interest in Securities of the Issuer

(a) MedCap beneficially owns 3,163,895 shares of Common Stock and warrants giving it the right to acquire 940,271 shares of Common Stock. 212,030 shares of Common Stock are beneficially owned by another investment limited partnership of which MMR is the general partner and investment manager (the "Investment Limited Partnership"). MMR as general partner and investment manager of MedCap and the Investment Limited Partnership and Toney as the sole managing member of MMR may be deemed to beneficially own the shares owned by MedCap and the Investment Limited Partnership in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this
     Schedule 13D nor any of its contents shall be deemed to constitute an admission that either MMR or Toney is, for any other purpose, the beneficial owner of any such securities to which this Schedule relates, and MMR and Toney disclaim beneficial ownership as to the Common Stock and warrants except to the extent of their respective pecuniary interests therein. Based on the number of shares outstanding reported in the Issuer's current Form 10-Q filed on November 15, 2004, and assuming the exercise of MedCap's warrants, the percentage of Common Stock beneficially owned by MedCap for the purposes of this Schedule 13D is 34.6%. The percentage beneficially owned by MMR and Toney is 36.3%.

CUSIP No. 928369305               SCHEDULE 13D                  Page 7 of 11


(b) Reference is made hereby to Items 7 to 10 of pages 2, 3 and 4 of this Schedule, which Items are incorporated herein by reference.

(c) On November 15, 2004, MMR purchased 400,000 shares of Common Stock at a purchase price of $1.1071 per share, on November 16, 2004 it purchased 160,000 shares of Common Stock at a purchase price of $1.2193 per share and on November 17, 2004, it purchased 300,000 shares of Common Stock at a purchase price of $1.2208 per share in brokered transactions executed on the Nasdaq Small Cap market or in the after-hours trading market through an electronic trading network.

     On behalf of the Investment Limited Partnership, on November 15, 2004, MMR purchased 155,000 shares of Common Stock at a purchase price of $1.1071 per share and on November 17, 2004, it purchased 57,030 shares of Common Stock at a purchase price of $1.2208 per share in brokered transactions executed on the Nasdaq Small Cap market or in the after-hours trading market through an electronic trading network.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     In connection with a private placement between the Issuer and MedCap on May 26, 2004 of 1,880,542 units, each consisting of one share of Common Stock and a warrant to purchase half of a share of Common Stock, MedCap and the Issuer entered into a Subscription Agreement pursuant to which the Issuer agreed, among other things, to (i) use best efforts to prepare and file, within 30 days after the closing of the private placement, a registration statement (the "Registration Statement") with the SEC to register resales under the Securities Act of 1933 of the Common Stock and Common Stock issuable upon the exercise of the warrants by MedCap, (ii) use its reasonable best efforts to cause the Registration Statement to become effective as soon as practicable after such filing, and (iii) use its reasonable best efforts to cause such registration statement to remain effective until May 26, 2005.

     See also the second and third paragraphs of item no. 4 above.

     Except as disclosed in this Schedule 13D, there currently are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting persons or between the reporting persons and other persons with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

No.     Exhibit
---     -------

1. Form of Subscription Agreement between the Issuer and MedCap relating to the private placement that closed May 26, 2004 (included as Exhibit 10.3 to the Issuer's Form 8-K filed with the Commission on May 27, 2004 and incorporated herein by reference)

CUSIP No. 928369305               SCHEDULE 13D                  Page 8 of 11


2. Form of Common Stock Purchase Warrant issued to each investor in the private placement that closed May 26, 2004 (included as Exhibit 10.4 to the Issuer's Form 8-K filed with the Commission on May 27, 2004 and incorporated herein by reference).

3.      Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

CUSIP No. 928369305               SCHEDULE 13D                  Page 9 of 11


                                   Signatures
                                   ----------

    After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 22, 2004

                                   MEDCAP MANAGEMENT & RESEARCH LLC


                                   /s/ C. Fred Toney
                                   --------------------------------
                                   By:  C. Fred Toney
                                   Its: Managing Member


                                   MEDCAP PARTNERS L.P.
                                   By: MedCap Management & Research LLC,
                                       its General Partner


                                   /s/ C. Fred Toney
                                   --------------------------------
                                   By:  C. Fred Toney
                                   Its: Managing Member


                                   C. FRED TONEY


                                   /s/ C. Fred Toney
                                   --------------------------------

CUSIP No. 928369305              SCHEDULE 13D                  Page 10 of 11


                                 Exhibit Index

Exhibit 1 Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

CUSIP No. 928369305              SCHEDULE 13D                  Page 11 of 11

                                   Exhibit 1


      Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G


        The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or
Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Vista Medical Technologies, Inc. For that purpose, the undersigned hereby constitute and appoint C. Fred Toney as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED: November 22, 2004

                                   MEDCAP MANAGEMENT & RESEARCH LLC


                                   /s/ C. Fred Toney
                                   --------------------------------
                                   By:  C. Fred Toney
                                   Its: Managing Member


                                   MEDCAP PARTNERS L.P.
                                   By: MedCap Management & Research LLC,
                                       its General Partner


                                   /s/ C. Fred Toney
                                   --------------------------------
                                   By:  C. Fred Toney
                                   Its: Managing Member


                                   C. FRED TONEY


                                   /s/ C. Fred Toney
                                   --------------------------------